

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

> **Re: Pershing Square SPARC Holdings, Ltd./DE**
> **Amended Registration Statement on Form S-1**
> **Filed June 16, 2022**
> **File No. 333-261376**

Dear Mr. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1A filed on June 16, 2022

General

1. We note the disclosure on page v that you will place a portion of the proceeds from the purchase of the sponsor preferred shares in an escrow account to ensure you maintain net tangible assets of at least $5,000,001 until you consummate an initial business combination. In order to comply with Rule 3a51-1(g)(3)(i) of the Exchange Act and avoid having to comply with Rule 419, the company must provide audited financial statements reflecting net tangible assets in excess of $5,000,000. Please either provide the financial statements requested or revise your offering to comply with Rule 419.

2.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

3.   We note the disclosure in your April 28, 2022 press release that if PSTH liquidates prior to a registration statement for the issuance of the SPARs being declared effective by the Commission, SPARC intends to "create a mechanism whereby PSTH shareholders and warrant holders at the time of PSTH's initial business combination or liquidation, as applicable, would be entitled to receive SPARs in any future legally permissible distribution thereof." We also note that the letter to stockholders filed with PSTH's July 11, 2022 Form 8-K indicates that the distribution is expected to occur in the Fall of 2022. As such, please clearly describe the "mechanism" by which PSTH shareholders and warrant holders at the time of PSTH's liquidation will be entitled to receive SPARs in this distribution. Please provide your analysis as to whether that mechanism would result in the creation of a security, and if so, the exemption you believe is available for the issuance of such security.

4.   We note that your offering will not be of a covered security, as defined in Section 18 of the Securities Act and thus this offering will be subject to concurrent state regulation. Please clearly disclose how you will comply with the state regulations in this distribution.

5.   We note disclosures beginning on page 131 comparing the SPARC terms to those of a traditional SPAC listed on the NYSE. Please revise your disclosure here and throughout, including the summary and business sections, to more specifically describe how the OTCQX listing requirements are different from those of the NYSE and Nasdaq. Please specifically discuss Rule 15c2-11 which provides a time-limited window of 18 months during which broker-dealers may quote the securities of shell companies. In addition, please highlight how you differ from a traditional SPAC listed on the NYSE or Nasdaq, including any negatives associated with your structure as compared to a traditional SPAC.

6.   We note that you have included a risk factor that you may be deemed an investment company under the Investment Company Act, as well as disclosure regarding the holding of $5,000,001 in an escrow account and the holding of proceeds from the election and payment of the SPARs in a custodial account and disclosure that you plan to structure your business combination so that you will not be required to register as an investment company under the Investment Company Act. Please provide your analysis with respect to both the escrow account and the custodial account as to how you reached the determination that you will not be required to register either account as an investment company under the Investment Company Act.

7.   We note your disclosure regarding the distribution of SPARC II Tontine SPARs to exercising SPAR holders, and that there is currently no registration statement filed for a distribution of SPAR II warrants. Please tell us how you have considered whether the disclosure constitutes an offer of the SPARC II securities at this time, including why this would not condition the market for SPARs or SPARC II securities.

8.   We note disclosures throughout the prospectus that during the Holder Election Period the SPARs will be restricted from trading once an Election has been submitted, while other holders who have not made an Election will continue trading, and all trading will halt two days before the end of the Holder Election Period, and thereafter unless the company announces a decision not to proceed with the transaction during the Company Decision Period, at which time trading would resume. Please describe the mechanisms that will be used to enforce or release restrictions on trading of some or all of the SPARS during various periods in the company life cycle. Please also disclose any risks associated with these restrictions.

Prospectus Cover Page, page i

9.   We note the disclosure that the SPARs have a minimum exercise price of $10 per share, that the actual exercise price will be announced at the time you enter into a definitive agreement with a proposed business combination, and that there is no maximum exercise price. We also note that the common stock is being registered with the SPARs in this registration statement. Please revise to disclose the offering price of the securities, as required by Item 501(b)(3) of Regulation S-K, rather than a minimum price. Please add disclosure throughout, including risk factors, regarding the ability to change the price in a post-effective amendment.

10.   Please reduce the disclosure on the cover page significantly. Much of the information in the seven pages of cover page is repeated in the summary. The cover page should include only the information required by Item 501(b) of Regulation S-K and other information that is key to an investment decision.

Summary, page 1

11.   We note the disclosure on page 9 that you expect the business combination will be consummated within 15 business days of the end of the SPAR Holder Election Period, but certain events such as disagreements with the business combination partner, failure to satisfy closing conditions, actions by governmental authorities or regulators, etc., could delay this time period. Please clarify whether there is a maximum period of time between the end of the SPAR Holder Election Period and completion of the business combination, during which payments from the SPAR holders will be held in the custodial account and after which payments will be returned to SPAR holders if the business combination is not completed. Please also advise what considerations you gave to Rule 10b-9 with regard to the custodial account.

Board Observers, page 23

12.   Please confirm whether the persons identified as "Board observers" will be directors or director nominees when the registration statement becomes effective. Please describe the material terms of any agreement, arrangement or understanding pursuant to which these individuals will have observation rights and will be offered the opportunity to serve as directors of SPARC after their service to PSTH concludes, and file the agreement as an exhibit to the registration statement. Please also note the requirement of Rule 438 of Regulation C to file the written consent of any person who has not signed the registration statement and is named therein as about to become a director.

Disclosure Period, page 29

13.   Disclosure regarding your Post-Effective Amendment states that it will contain comprehensive disclosures regarding the transaction, equivalent to the disclosure that would be included in a merger proxy statement. Please further clarify that it will include disclosure of all payments, incentives, and benefits that may be received by, and any conflicts of interest involving, the sponsor or its affiliates in connection with the business combination.

Sponsor Warrants and Director Warrants, page 35

14.   We note your disclosure that you will issue the Private Warrants at fair market value (determined in consultation with a third-party, nationally recognized valuation firm) if PSTH were to complete an acquisition, but you will issue the Private Warrants at a "nominal cost" if PSTH does not complete an acquisition. You state that if PSTH does not complete an acquisition, the holders of Private Warrants will have "in effect, already paid for the investment opportunity represented by the Private Warrants," and that your Private Warrants will represent "substantially the same investment opportunity" as do the private warrants of PSTH - the right to acquire a fixed percentage of a post-combination company.

Please clarify how the purchase of sponsor warrants from PSTH at their then-fair market value is "in effect" payment for an investment opportunity in SPARC's Private Warrants, and explain how the investment opportunities are the same, or revise to remove this implication. In this regard, please consider and address in disclosure the differences in the structures and durations of the two companies, the respective material terms of their sponsor warrants, whether the SPARC will receive any portion of the payment PSTH received for its sponsor warrants, and the considerations underlying PSTH's valuation of its sponsor warrants, including probability of completing a business acquisition by its dissolution deadline, as described in PSTH's prospectus dated July 21, 2020.

15.   Please ensure that disclosure is clear that the $65 million price that holders of Private Warrants paid for an investment opportunity with PSTH bears no relation to the fair market value of the Private Warrants and that the 'nominal cost' to be paid for the Private Warrants may be significantly less than their fair market value, which will not have been determined by the company in consultation with a third party valuation expert or otherwise at the time that the Private Warrants are issued. Lastly, please explain whether issuing the Private Warrants at a nominal cost instead of fair market value is expected to have any impact on the company, investors, or SPARC's ability or attractiveness in searching for and consummating the acquisition of a target company.

Risk Factors, page 55

16.   Please revise the second risk factor on page 55 to disclose that being quoted on the OTCQX marketplace means investors will likely have increased trading costs and a lack of corporate governance protections that apply to exchange listed securities under exchange rules, consistent with disclosures elsewhere in the prospectus.

17.   Please add risk factor disclosures regarding the additional risks the SPARs present to investors, including with respect to their valuation and their susceptibility to manipulation.

Capitalization, page 94

18.   We note your response to comment 13 from our letter dated July 22, 2021. Please tell us why you believe it is appropriate to present your capitalization assuming that all the SPARs are exercised and assuming the sale of shares pursuant to the Committed Forward Purchase Agreement. Your response should address that there is no guarantee that the SPARs will ever be exercised and the Committed Forward Purchase will only occur simultaneously with the closing of a business combination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

19.   We note your disclosure on page F-11 that the SPARs, the Private Warrants and the Forward Purchase Shares will be classified as liabilities once they are outstanding and will initially and subsequently be measured at fair value with changes in fair value reflected on the statement of operations at each reporting period. Please revise your filing to disclose

the methodologies, inputs and assumptions that you will use in your valuation of these instruments. In addition, please disclose where you will reflect the charge (e.g. equity or expense) for the initial measurement of these instruments.

Related Party Policy, page 150

20.   We note that you will adopt a code of ethics prior to the distribution requiring the avoidance of all conflicts of interest, including any financial transaction or arrangement or relationship involving the company, except under guidelines approved by the board or as disclosed in SEC filings. We also note several references in the prospectus to the possible need to obtain additional financing or capital. Please clarify whether the company could enter into any arrangements for additional financing or capital, or any other financial transactions, arrangements or relationships with the sponsor or any of its affiliates, including in connection with the business combination, and if so, whether these transactions would constitute conflicts of interest that would be excepted from this prohibition under guidelines approved by the board or as disclosed in SEC filings.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.